Independent Accountant's  Report

To the Board of Trustees
Dreyfus Variable Investment Fund-
Small Company Stock Portfolio

We have examined management's assertion about
Dreyfus Variable Investment Fund-
Small Company Stock Portfolio's
(the "Company") compliance with the
requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of September 30, 1999, with respect to securities and similar investments reflected in the investment account of the Company, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public
Accountants and accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 1999, and with respect to agreement of security and similar investments purchases and sales, for the period from May 31, 1999
(the date of last examination) through September 30, 1999;

Count and inspection of all securities and similar investments located in the vault of Mellon Bank in New York, without prior notice to management;

Confirmation of all securities and similar investments held by institutions in book entry form (i.e., the Federal Reserve Bank of Boston, the Depository Trust Company and the Participant
Trust Company);

Reconciliation of confirmation results as to all such securities and investments to the books and records of the Company and Mellon Bank;

Confirmation of all repurchase agreements, if any, with brokers/banks and agreement of underlying collateral with Mellon Bank's records;

Agreement of investment purchases and sales or maturities since our last examination from the books and records of the Company to broker confirmations


We believe that our examination provides a reasonable basis for
our opinion.   Our examination does not provide a legal
determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Dreyfus Variable Investment Fund-
Small Company Stock Portfolio
was in compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 1999 with respect to securities and similar investments reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of
Dreyfus Variable Investment Fund-
Small Company Stock Portfolio
and the Securities and Exchange Commission and should not be used for any other purpose.

               ERNST & YOUNG LLP

New York, New York
November 15, 1999



             UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
         Washington, DC 20549

             FORM N-17f-2

Certificate of Accounting or Securities and Similar
    Investments in the Custody of
    Management Investment Companies

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1.   Investment Company Act File   Date examination
     Number:             completed:
     811-5125            11/15/99

2.   State Identification Number:

AL   AK   AZ   AR   CA   CO
CT   DE   DC   FL   GA   HI
ID   IL   IN   IA   KS   KY
LA   ME   MD   MA   MI   MN
MS   MO   MI   NE   NV   NH
NJ   NM   NY   NC   ND   OH
OK   OR   PA   RI   SC   SD
TN   TX   UT   VT   VA   WA
WV   WI   WY   PUERTO
               RICO

Other
Specify:

3. Exact name of investment company as specified in registration statement:

4. Address of principal executive office: (number, street, city, state, zip code) 200 Park Avenue, 55th Floor ,
     New York, NY 10166

INSTRUCTIONS

     The Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examine securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commissions's principal office in Washington D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one
     copy with the appropriate     state administrator(s), if
     applicable.

   THIS FORM MUST BE GIVEN TO YOUR
      INDEPENDENT PUBLIC ACCOUNTANT